Exhibit 99.1

XIAO-I CORPORATION Announces the Sale of $2,175,000 Convertible Note

SHANGHAI, China, November 1, 2024 – Xiao-I Corporation (“Xiao-I” or the “Company”) (NASDAQ: AIXI) announced today that it has entered into a private placement and securities purchase agreement with an institutional investor (the “Investor”) to issue and sell a convertible promissory note with a principal amount of $2,175,000 on October 30, 2024 (the “Note”). The Note was sold to the Investor with an 8% Original Issue Discount and is convertible into the Company’s ordinary shares (“Conversion Shares”) in the form of American Depositary Shares (“Conversion ADSs” and the securities purchase agreement the “SPA”). Each ADS represents three ordinary shares.

The Company is also concurrently offering an additional 550,000 ADS (the “Pre-Delivery ADSs”), at par, representing 1,650,000 of its ordinary shares (the “Pre-Delivery Shares”), to the Investor. The Investor is not permitted to sell, assign or transfer such Pre-Delivery ADSs except in connection with a conversion of the Note to facilitate T+1 delivery of the Conversion ADSs. At such time when the Note is no longer outstanding, the Company may repurchase the Pre-Delivery ADSs at the same price they are sold to the Investor in this Offering.

The Note will mature 12 months after the Purchase Price Date (as defined in the Note) and will be convertible into the Company’s ADSs at a conversion price equal to the lower of (i) $6.0841 (the “Fixed Price”) or (ii) 85% multiplied by the lowest daily volume-weighted average price of the ADSs during the ten trading days preceding a conversion (the “Market Price”).

The Note will bear interest at a rate of 6% per annum, which rate will increase to 18% in the event of occurrence and during the continuance of an event of default. The Note is a general obligation of the Company and ranks pari passu with other obligations. The holder of the Note may convert all, or any part, of the outstanding principal of the Note, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at the holder’s option, into Conversion Shares represented by Conversion ADSs as per the following conversion formula: the number of Conversion Shares equals the amount of the outstanding balance being converted (the “Conversion Amount”) divided by the “Conversion Price” (subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions).

The Note was sold to the Investor in reliance upon an exemption from securities registration afforded by the Securities Act of 1933 and the Company received gross proceeds of $2,000,000 The Conversion ADSs and Pre-Delivery ADSs were offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement on Form F-3 and the base prospectus therein. Such prospectus supplement and accompanying prospectus relating to and describing the terms of this offering will be filed with the SEC. When available, copies of such prospectus supplement and accompanying prospectus may be obtained at the SEC’s website www.sec.gov.

There was no placement agent for the sale of the Note or in connection with the Offering of Conversion ADSs or Pre-Delivery ADSs. On November 1, the Company closed the Offering of the Pre-Delivery ADSs and received gross proceeds of $82.50.

The Company intends to use the net proceeds from the sale of the Note and the Offering for working capital and general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on April 30, 2024, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com